SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

JDS Uniphase Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

46612J507

(CUSIP Number of Class of Securities (Underlying Common Stock))

JDS Uniphase Corporation

430 North McCarthy Boulevard

Milpitas, CA 95035

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dean Fealk, Esq

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On November 11, 2009, the stockholders of JDS Uniphase Corporation (“JDSU” or the “Company”) approved a proposal submitted to the Company’s stockholders to approve a stock option exchange program for employees other than the Company’s directors and named executive officers (the “Stock Option Exchange Program”). The Stock Option Exchange Program will only be commenced, if at all, if the Company’s board of directors determines to implement the Stock Option Exchange Program.

On November 23, 2009, Thomas Waechter, the Chief Executive Officer of the Company, circulated an internal email to our employees notifying them of the results of our Annual Meeting of Stockholders.

The Proposed Stock Option Exchange Program has not yet commenced. JDSU will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.

Our stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: JDS Uniphase Corporation, 430 North McCarthy Boulevard, Milpitas, California 95035, Attention: Investor Relations.

Item 12.	Exhibits

Exhibit	Description

99.9	Company Internal Communication released on November 23, 2009.

Exhibit 99.9

A Message from Tom Waechter: Results of JDSU Stockholder Meeting

Team,

I am pleased to share with you that our stockholders approved all of our proxy proposals at the Annual Meeting of Stockholders, held in Milpitas on November 11, 2009.

These proposals included:

•	The re-election of Richard Belluzzo, Harold Covert, Penelope Herscher and Masood Jabbar to serve on our Board of Directors for new three-year terms ending in 2012.

•

The approval of a stock option exchange program for employees other than JDSU’s named executive officers and Board of Directors. The Board may choose to implement the stock option exchange program at any time until November 2010. For more information on the exchange program, please see the Basic Information and FAQ we published in September.

•

The approval of an increase to the number of shares we are authorized to issue in our Amended and Restated 1998 Employee Stock Purchase Plan (the “ESPP”) by 8,000,000. The approval of this proposal allows the Company to continue to offer this popular benefit to employees in the US and Canada who may purchase JDSU stock at a discount.

•	The ratification of PricewaterhouseCoopers LLP as our accounting firm for the current fiscal year.

We are grateful for the support of our stockholders on all of these measures and for their recognition of our improving business model and the importance of our employees’ contributions towards achieving our long term strategic objectives.

Lastly, Kevin DeNuccio retired from our Board of Directors last week and I want to thank him for his years of valued and productive service on behalf of JDSU and its stockholders.

Best regards,

Tom